December 21, 2015

Via Edgar Only

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Attention:	Suzanne Hayes,
Assistant Director

Re:	Northwest Biotherapeutics, Inc.
Registration Statement on Form S-3
Filed on November 13, 2015
File No. 333-207976

Dear Ms. Hayes:

Please be advised that the undersigned is the duly elected Chief Executive Officer of Northwest Biotherapeutics, Inc. (the "Registrant").

Having been advised that the Commission has no further comments to the Registrant's Form S-3 Registration Statement (File No. 333-207-76), the Registrant hereby requests acceleration of the effective date of the Registration Statement on Tuesday, December 22, 2015 at 4:00 p.m., or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions in regard to this correspondence or any other matter relating to this Registrant’s filing, please do not hesitate to contact me.

Very truly yours,

/s/ Linda F. Powers

Linda F. Powers